Acurx Pharmaceuticals, Inc.

259 Liberty Avenue

Staten Island, New York 10305

April 17, 2024

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Acurx Pharmaceuticals, Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-278028

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Acurx Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-278028), together with the exhibits and amendments thereto, which was initially filed with the Commission on March 18, 2024 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue, at this time, the public offering to which the Registration Statement relates. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

If you have questions regarding this request, please contact the Company’s legal counsel, Ivan K. Blumenthal, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (212) 692-6784.

Very truly yours,

ACURX PHARMACEUTICALS, INC.

/s/ David P. Luci
Chief Executive Officer

cc:	Ivan K. Blumenthal, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey D. Cohan, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.